Exhibit 99.1

FOURTH QUARTER 2023
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2023 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2023 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, unless otherwise noted. Our 2023 Annual Report (which includes our audited Annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2023 Annual Information Form and our Supplementary Financial Information are available on our website at http://www.rbc.com/investorrelations and on https://www.sedarplus.ca.

TORONTO, November 30, 2023 – Royal Bank of Canada11 (RY on TSX and NYSE) today reported net income of $14.9 billion for the year ended October 31, 2023, down $941 million or 6% from the prior year. Diluted EPS was $10.50, down 5% over the prior year. Adjusted net income7 of $16.1 billion was up slightly from the prior year. Adjusted diluted EPS7 of $11.38 was up 2% from the prior year.

Our consolidated results reflect an increase in total PCL of $2.0 billion from a year ago, primarily reflecting higher provisions in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio of 29 bps increased 23 bps from the prior year. The PCL on impaired loans ratio12 was 21 bps, up 11 bps from the prior year as provisions continue to trend upwards from pandemic lows. Results benefitted from lower taxes reflecting a favourable shift in earnings mix and the impact of the specified item relating to certain deferred tax adjustments of $578 million.

Pre-provision, pre-tax earnings7 of $20.9 billion were up 2% from last year, mainly reflecting higher net interest income driven by higher spreads and strong volume growth in Canadian Banking and higher loan growth in Wealth Management. Higher revenue in Capital Markets reflecting higher revenue in Corporate & Investment Banking and Global Markets also contributed to the increase. These factors were partially offset by higher staff-related expenses (including severance) and professional fees. Ongoing technology investments and higher discretionary costs to support strong client-driven growth also contributed to higher expenses.

Our capital position remained robust with a Common Equity Tier 1 (CET1) ratio6 of 14.5%, up 190 bps from the prior year, supporting solid volume growth. In addition, this year we returned $7.4 billion to our shareholders through dividends.

Today, we declared a quarterly dividend of $1.38 per share reflecting an increase of $0.03 or 2%.

“In a year defined by uncertainty, RBC served as a stabilizing force for our clients, communities, colleagues and shareholders. Our overall performance in 2023 exemplifies our standing as an all-weather bank. Our strong balance sheet, prudent risk management and diversified business model continue to underpin our ability to deliver differentiated client experiences and advice across all our businesses. As we enter 2024, RBC will work to provide the best client value as efficiently as possible, sharpening our focus to ensure our people and investments are aligned to build the bank of the future. Across RBC, our employees remain steadfast in their commitment to helping clients and communities adapt and thrive in a changing world.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on pages 11 to 13 of this Earnings Release.
6

This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.

7	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 11 to 13 of this Earnings Release.
8	Allowance for credit losses (ACL).
9	ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
10

The Liquidity coverage ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our 2023 Annual Report.

11	When we say “we”, “us”, “our”, or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
12	PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.

2023 Full-Year Business Segment Performance

◾

1% lower earnings in Personal & Commercial Banking, primarily attributable to higher provisions on performing and impaired loans reflecting a credit environment impacted by slowing economic growth and rising interest rates, with the benchmark interest rate up by 125 bps in fiscal 2023 and by 475 bps since the beginning of March 2022. Higher expenses mainly reflecting staff-related (including higher average FTE) and marketing costs, as well as ongoing investments in technology to enhance the client experience and deliver personalized advice, also contributed to the decrease in earnings. Our results were also impacted by a higher effective tax rate reflecting the 1.5% increase in the Canadian corporate tax rate, which was implemented at the beginning of the fiscal year. These factors were partially offset by higher net interest income reflecting higher spreads, largely as a result of interest rate increases, and average volume growth of 8% in deposits (with significant growth in term deposit products reflecting client preference for higher yields) and 7% in loans (with strong double-digit loan growth in business lending and credit cards) in Canadian Banking. Approximately 650 thousand net new clients were added in Canadian Banking in 2023, up more than 60% from last year.

◾

24% lower earnings in Wealth Management, mainly attributable to higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National. Higher PCL and the impact of the specified item relating to impairment losses on our interest in an associated company also contributed to the decrease. These factors were partially offset by higher net interest income driven by higher interest rates. Adjusted net income[13] decreased 19%. Our wealth advisory businesses performed well with continued net positive flows of fee-based client assets reflecting the quality of our advice, clients’ trust in our brand and the breadth of our investment and holistic wealth planning solutions. City National saw average loan growth of 12% (based on U.S. dollar figures).

◾

6% lower earnings in Insurance, largely due to higher capital funding costs, partially offset by improved claims experience. The business generated over $1 billion in group annuity new business sales representing ~20% growth, and providing retirement income security to more Canadian retirees.

◾

23% earnings growth in Capital Markets, mainly due to lower taxes reflecting changes in earnings mix, higher revenue in Corporate & Investment Banking and Global Markets and the impact of foreign exchange translation. While industry-wide fee pools remained muted as clients largely maintained a risk-off position, our market share gains helped deliver strong results. These factors were partially offset by higher PCL, higher compensation and ongoing technology investments. Trading activity remained elevated as we saw improvement in the credit trading environment as well as robust results in macro-focused businesses, such as rates, underpinned by strong client flows.

Q4 2023 Performance

Net income and diluted EPS of $4.1 billion and $2.90, respectively, were both up 6% from a year ago. Adjusted net income13 and adjusted diluted EPS13 of $4.0 billion and $2.78, respectively, were up 1% and flat compared to the prior year, respectively.

Results this quarter reflected higher provisions for credit losses, with a PCL on loans ratio of 34 bps. Results benefitted from lower taxes reflecting a favourable shift in earnings mix and the impact of the specified item relating to certain deferred tax adjustments of $578 million.

Pre-provision, pre-tax earnings13 of $4.8 billion were down 9% from a year ago, due to lower revenue in Wealth Management, largely reflecting the impact of impairment losses with respect to our interest in an associated company, as well as lower revenue in Global Markets. Results were also impacted by higher expenses, reflecting higher staff-related costs including severance, higher professional fees, ongoing technology investments and other items, such as legal provisions in U.S. Wealth Management. These factors were partially offset by higher net interest income driven by higher spreads and strong volume growth in Canadian Banking, higher revenue in Corporate & Investment Banking, and higher fee-based revenue in Wealth Management.

Compared to last quarter, net income was up $259 million or 7% reflecting higher results in Corporate Support, Insurance and Capital Markets, partially offset by lower results in Wealth Management and Personal & Commercial Banking. Adjusted net income13 was down 1% over the same period.

	Reported:		Adjusted[13]:
Q4 2023 Compared to Q4 2022	• Net income of $4,131 million	é 6%	• Net income of $3,965 million	é 1%
	• Diluted EPS of $2.90	é 6%	• Diluted EPS of $2.78	è 0%
	• ROE of 15.2%	ê 40 bps	• ROE of 14.6%	ê 120 bps
	• CET1 ratio[14] of 14.5%	é 190 bps

Q4 2023 Compared to Q3 2023	• Net income of $4,131 million	é 7%	• Net income of $3,965 million	ê 1%
	• Diluted EPS of $2.90	é 6%	• Diluted EPS of $2.78	ê 2%
	• ROE of 15.2%	é 60 bps	• ROE of 14.6%	ê 50 bps
	• CET1 ratio[14] of 14.5%	é 40 bps

[13]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 11 to 13 of this Earnings Release.
[14]	This ratio is calculated by dividing CET1 by risk-weighted assets, in accordance with OSFI’s Basel III CAR guideline.

Q4 2023 Business and Reporting Segment Performance

Personal & Commercial Banking

Net income of $2,091 million decreased $48 million or 2% from a year ago, primarily attributable to higher PCL and higher staff-related costs, largely reflecting severance. A higher effective tax rate reflecting the 1.5% increase in the Canadian corporate tax rate also contributed to the decrease. These factors were partially offset by higher net interest income, reflecting higher spreads and average volume growth of 7% in Canadian Banking.

Compared to last quarter, net income decreased $43 million or 2%, primarily due to higher PCL on performing loans in our Canadian Banking portfolios driven by unfavourable changes in credit quality and higher staff-related costs, largely reflecting severance. These factors were partially offset by higher net interest income, primarily attributable to higher spreads and average volume growth of 3% in Canadian Banking.

Wealth Management

Net income decreased $607 million or 74% from a year ago, mainly due to the impact of the specified item relating to impairment losses on our interest in an associated company, higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National, and the impact of legal provisions. These factors were partially offset by higher average fee-based client assets reflecting market appreciation and net sales. Adjusted net income15 decreased $430 million or 52%.

Compared to last quarter, net income decreased $448 million or 68%, mainly due to the impact of the specified item relating to impairment losses on our interest in an associated company, the impact of legal provisions and the gain on the partial sale of RBC Investor Services® operations in the prior quarter. These factors were partially offset by higher net interest income driven by higher interest rates. Adjusted net income15 decreased $271 million or 41%.

Insurance

Net income of $289 million increased $21 million or 8% from last year, mainly due to improved claims experience, a premium adjustment in the prior year, benefits from favourable reinsurance contract renegotiations and business growth. These factors were partially offset by lower favourable investment-related experience and higher capital funding costs.

Compared to last quarter, net income increased $62 million or 27%, mainly due to favourable annual actuarial assumption updates and improved claims experience. These factors were partially offset by lower favourable investment-related experience.

Capital Markets

Net income of $987 million increased $260 million or 36% from a year ago, primarily due to lower taxes reflecting changes in earnings mix and higher revenue in Corporate & Investment Banking. These factors were partially offset by higher PCL and lower revenue in Global Markets.

Compared to last quarter, net income increased $38 million or 4%, mainly due to lower taxes reflecting changes in earnings mix and lower PCL mainly on impaired loans. Higher loan syndication activity, largely in the U.S., also contributed to the increase. These factors were partially offset by lower fixed income and equity trading revenue across most regions.

Corporate Support

Net income was $549 million in the current quarter, primarily due to a specified item relating to certain deferred tax adjustments of $578 million, as well as a favourable impact from tax-related items. These factors were partially offset by the after-tax impact of transaction and integration costs of $167 million relating to the planned acquisition of HSBC Canada, which is treated as a specified item. Net loss was $101 million in the prior quarter, primarily due to transaction and integration costs of $84 million relating to the planned acquisition of HSBC Canada, which is treated as a specified item. Net loss was $74 million in the prior year, primarily due to residual unallocated items and unfavourable tax adjustments.

Capital, Liquidity and Credit Quality

Capital – As at October 31, 2023, our CET1 ratio16 was 14.5%, up 190 bps from last year, mainly reflecting net internal capital generation, the favorable impact of the Basel III reforms and share issuances under the DRIP. These factors were partially offset by risk-weighted asset growth (excluding FX) and the impact of the CRD and other tax related adjustments.

Liquidity – For the quarter ended October 31, 2023, the average LCR17 was 131%, which translates into a surplus of approximately $91 billion, compared to 134% and a surplus of approximately $97 billion in the prior quarter. Average LCR levels decreased from prior quarter primarily due to lower wholesale funding levels and loan growth, partially offset by an increase in client deposits.

[15]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 11 to 13 of this Earnings Release.
[16]	This ratio is calculated by dividing CET1 by risk-weighted assets, in accordance with OSFI’s Basel III CAR guideline.
[17]	The LCR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our 2023 Annual Report.

The Net Stable Funding Ratio18 (NSFR) as at October 31, 2023 was 113%, which translates into a surplus of approximately $109 billion, compared to 112% and a surplus of approximately $104 billion in the prior quarter. NSFR increased compared to the prior quarter mainly due to an increase in deposits and stable funding, partially offset by loan growth.

Credit Quality

Q4 2023 vs. Q4 2022

Total PCL of $720 million increased $339 million or 89% from a year ago, primarily reflecting higher provisions in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio of 34 bps increased 16 bps. The PCL on impaired loans ratio of 25 bps increased 13 bps.

PCL on performing loans of $194 million increased $68 million or 54%, mainly due to higher provisions in Personal & Commercial Banking as last year reflected the impact of releases in our Caribbean Banking portfolios driven by the recovery from the COVID-19 pandemic and model updates.

PCL on impaired loans of $539 million increased $285 million, mainly reflecting higher provisions in our Canadian Banking portfolios. Higher provisions in Capital Markets across most sectors also contributed to the increase.

Q4 2023 vs. Q3 2023

Total PCL increased $104 million or 17% from last quarter, primarily reflecting higher provisions in Personal & Commercial Banking and U.S. Wealth Management (including City National), partially offset by lower provisions in Capital Markets. The PCL on loans ratio of 34 bps increased 5 bps. The PCL on impaired loans ratio of 25 bps increased 2 bps.

PCL on performing loans increased $74 million or 62%, mainly due to higher provisions in our Canadian Banking portfolios, largely driven by unfavourable changes in credit quality.

PCL on impaired loans increased $40 million or 8%, mainly due to higher provisions in our Canadian Banking portfolios and in U.S. Wealth Management (including City National), primarily in the telecom and media and consumer discretionary sectors. This was partially offset by lower provisions in Capital Markets.

[18]	The NSFR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our 2023 Annual Report.

Selected financial and other highlights

	As at or for the three months ended			As at or for the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Total revenue	$13,026	$14,489	$12,567	$56,129	$48,985
Provision for credit losses (PCL)	720	616	381	2,468	484
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	92	1,379	116	4,022	1,783
Non-interest expense	8,143	7,861	7,209	31,173	26,609
Income before income taxes	4,071	4,633	4,861	18,466	20,109
Net income	$4,131	$3,872	$3,882	$14,866	$15,807
Net income - adjusted (1)	$3,965	$4,017	$3,934	$16,083	$15,998
Segments - net income
Personal & Commercial Banking	$2,091	$2,134	$2,139	$8,266	$8,370
Wealth Management (2)	215	663	822	2,427	3,210
Insurance	289	227	268	803	857
Capital Markets (2)	987	949	727	4,139	3,368
Corporate Support	549	(101)	(74)	(769)	2
Net income	$4,131	$3,872	$3,882	$14,866	$15,807
Selected information
Earnings per share (EPS) - basic	$2.90	$2.74	$2.75	$10.51	$11.08
- diluted	2.90	2.73	2.74	10.50	11.06
Earnings per share (EPS) - basic adjusted (1)	$2.78	$2.84	$2.78	$11.39	$11.21
- diluted adjusted (1)	2.78	2.84	2.78	11.38	11.19
Return on common equity (ROE) (3), (4)	15.2%	14.6%	15.6%	14.2%	16.4%
Return on common equity (ROE) adjusted (1)	14.6%	15.1%	15.8%	15.4%	16.6%
Average common equity (3)	$105,850	$103,850	$97,150	$102,800	$94,700
Net interest margin (NIM) - on average earning assets, net (4)	1.51%	1.50%	1.56%	1.50%	1.48%
PCL on loans as a % of average net loans and acceptances	0.34%	0.29%	0.18%	0.29%	0.06%
PCL on performing loans as a % of average net loans and acceptances	0.09%	0.06%	0.06%	0.08%	(0.04)%
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.23%	0.12%	0.21%	0.10%
Gross impaired loans (GIL) as a % of loans and acceptances	0.42%	0.38%	0.26%	0.42%	0.26%
Liquidity coverage ratio (LCR) (4), (5)	131%	134%	125%	131%	125%
Net stable funding ratio (NSFR) (4), (5)	113%	112%	112%	113%	112%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (4), (6)
Common Equity Tier 1 (CET1) ratio	14.5%	14.1%	12.6%	14.5%	12.6%
Tier 1 capital ratio	15.7%	15.4%	13.8%	15.7%	13.8%
Total capital ratio	17.6%	17.3%	15.4%	17.6%	15.4%
Leverage ratio	4.3%	4.2%	4.4%	4.3%	4.4%
TLAC ratio	31.0%	30.9%	26.4%	31.0%	26.4%
TLAC leverage ratio	8.5%	8.5%	8.5%	8.5%	8.5%
Selected balance sheet and other information (7)
Total assets	$2,004,992	$1,957,734	$1,917,219	$2,004,992	$1,917,219
Securities, net of applicable allowance	409,730	372,625	318,223	409,730	318,223
Loans, net of allowance for loan losses	852,773	835,714	819,965	852,773	819,965
Derivative related assets	142,450	115,914	154,439	142,450	154,439
Deposits	1,231,687	1,215,671	1,208,814	1,231,687	1,208,814
Common equity	110,347	105,004	100,746	110,347	100,746
Total risk-weighted assets (RWA) (4), (6)	596,223	585,899	609,879	596,223	609,879
Assets under management (AUM) (4)	1,067,500	1,095,400	999,700	1,067,500	999,700
Assets under administration (AUA) (4), (8), (9)	4,338,000	4,420,000	5,653,600	4,338,000	5,653,600
Common share information
Shares outstanding (000s) - average basic	1,399,337	1,393,515	1,386,925	1,391,020	1,403,654
- average diluted	1,400,465	1,394,939	1,388,548	1,392,529	1,406,034
- end of period	1,400,511	1,394,997	1,382,911	1,400,511	1,382,911
Dividends declared per common share	$1.35	$1.35	$1.28	$5.34	$4.96
Dividend yield (4)	4.5%	4.2%	4.0%	4.3%	3.7%
Dividend payout ratio (4)	47%	49%	47%	51%	45%
Common share price (RY on TSX) (10)	$110.76	$130.73	$126.05	$110.76	$126.05
Market capitalization (TSX) (10)	155,121	182,368	174,316	155,121	174,316
Business information (number of)
Employees (full-time equivalent) (FTE)	91,398	93,753	91,427	91,398	91,427
Bank branches	1,247	1,257	1,271	1,247	1,271
Automated teller machines (ATMs)	4,341	4,353	4,368	4,341	4,368
Period average US$ equivalent of C$1.00 (11)	$0.732	$0.750	$0.739	$0.741	$0.774
Period-end US$ equivalent of C$1.00	$0.721	$0.758	$0.734	$0.721	$0.734

(1)

These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Earnings Release. Amounts have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure.

(2)

Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section of our 2023 Annual Report.

(3)

Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of this Earnings Release.

(4)

See the Glossary section of our annual Management’s Discussion and Analysis dated November 29, 2023, for the fiscal year ended October 31, 2023, available at www.sedarplus.ca, for an explanation of the composition of this measure. Such explanation is incorporated by reference hereto.

(5)

The LCR and NSFR are calculated in accordance with the OSFI’s LAR guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section of our 2023 Annual Report.

(6)

Capital ratios and RWA are calculated using OSFI’s CAR guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. The results for the three months and year ended October 31, 2023 and three months ended July 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023 as part of OSFI’s implementation of the Basel III reforms. For further details, refer to the Capital management section of our 2023 Annual Report.

(7)	Represents period-end spot balances.
(8)

AUA includes $13 billion and $7 billion (July 31, 2023 – $13 billion and $7 billion, October 31, 2022 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.

(9)	Comparative amounts have been revised from those previously presented.
(10)	Based on TSX closing market price at period-end.
(11)	Average amounts are calculated using month-end spot rates for the period.

Personal & Commercial Banking

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2023	2023	2022
Net interest income	$4,188	$4,062	$3,901
Non-interest income	1,530	1,501	1,518
Total revenue	5,718	5,563	5,419
PCL on performing assets	103	5	56
PCL on impaired assets	348	300	230
PCL	451	305	286
Non-interest expense	2,410	2,319	2,270
Income before income taxes	2,857	2,939	2,863
Net income	$2,091	$2,134	$2,139
Revenue by business
Canadian Banking	$5,434	$5,292	$5,179
Caribbean & U.S. Banking	284	271	240
Key ratios
ROE	26.7%	28.1%	30.5%
NIM	2.77%	2.74%	2.72%
Efficiency ratio (1)	42.1%	41.7%	41.9%
Operating leverage (2)	(0.7)%	(1.5)%	8.9%
Selected balance sheet information
Average total assets	$631,500	$619,700	$597,600
Average total earning assets, net	599,400	588,400	569,000
Average loans and acceptances, net	607,200	596,000	574,300
Average deposits	621,000	601,100	570,200
Other information
AUA (3), (4), (5)	336,800	357,500	340,300
Average AUA	341,700	349,100	338,300
AUM (4)	5,900	5,700	5,600
Number of employees (FTE)	38,027	39,218	38,450
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.23%	0.20%	0.16%
Other selected information - Canadian Banking
Net income	$1,998	$2,043	$1,999
NIM	2.71%	2.68%	2.70%
Efficiency ratio	40.9%	40.5%	40.3%
Operating leverage	(1.4)%	(2.0)%	9.2%

(1)	Calculated as non-interest expense divided by total revenue.
(2)	Defined as the difference between our revenue growth rate and non-interest expense growth rate.
(3)

AUA includes securitized residential mortgages and credit card loans as at October 31, 2023 of $13 billion and $7 billion, respectively (July 31, 2023 – $13 billion and $7 billion, October 31, 2022 – $15 billion and $6 billion).

(4)	Represents period-end spot balances.
(5)	Comparative amounts have been revised from those previously presented.

Q4 2023 vs. Q4 2022

Net income decreased $48 million or 2% from a year ago, primarily attributable to higher PCL and higher staff-related costs, largely reflecting severance. A higher effective tax rate reflecting the 1.5% increase in the Canadian corporate tax rate also contributed to the decrease. These factors were partially offset by higher net interest income, reflecting higher spreads and average volume growth of 7% in Canadian Banking.

Total revenue increased $299 million or 6%.

Canadian Banking revenue increased $255 million or 5%, primarily due to higher net interest income reflecting higher spreads and average volume growth of 9% in deposits and 6% in loans.

Caribbean & U.S. Banking revenue increased $44 million or 18%, mainly due to higher net interest income reflecting improved spreads.

Net interest margin was up 5 bps, mainly due to the impact of the higher interest rate environment.

PCL increased $165 million or 58%, mainly reflecting higher provisions on impaired loans in our Canadian Banking retail portfolios, resulting in an increase of 7 bps in the PCL on impaired loans ratio. Higher provisions on performing loans in our Caribbean Banking portfolios also contributed to the increase, mainly reflecting the impact of releases last year driven by the recovery from the COVID-19 pandemic and model updates. These drivers were partially offset by lower provisions on performing loans in our Canadian Banking retail portfolios.

Non-interest expense increased $140 million or 6%, mainly attributable to higher staff-related costs, largely reflecting severance.

Q4 2023 vs. Q3 2023

Net income decreased $43 million or 2% from last quarter, primarily due to higher PCL on performing loans in our Canadian Banking portfolios driven by unfavourable changes in credit quality and higher staff-related costs, largely reflecting severance. These factors were partially offset by higher net interest income, primarily attributable to higher spreads and average volume growth of 3% in Canadian Banking.

Net interest margin was up 3 bps, mainly due to the impact of the higher interest rate environment, partially offset by lower mortgage spreads mainly due to competitive pricing pressures.

Wealth Management
	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	2023	2023 (1)	2022 (1)
Net interest income (2)	$1,143	$1,047	$1,189
Non-interest income (2)	3,045	3,355	3,098
Total revenue	4,188	4,402	4,287
PCL on performing assets	63	64	51
PCL on impaired assets	69	38	11
PCL	132	102	62
Non-interest expense	3,749	3,498	3,172
Income before income taxes	307	802	1,053
Net income	$215	$663	$822
Revenue by business
Canadian Wealth Management	$1,127	$1,111	$1,095
U.S. Wealth Management (including City National)	1,867	1,969	2,068
U.S. Wealth Management (including City National) (US$ millions)	1,369	1,477	1,529
Global Asset Management	674	635	644
International Wealth Management	338	324	169
Investor Services (3)	182	363	311
Key ratios
ROE	3.4%	10.8%	14.8%
NIM (2)	2.91%	2.48%	2.86%
Pre-tax margin (4)	7.3%	18.2%	24.6%
Selected balance sheet information
Average total assets	$177,600	$191,900	$185,300
Average total earning assets, net	156,000	167,400	164,900
Average loans and acceptances, net	114,200	112,400	111,900
Average deposits (3)	156,600	154,300	195,300
Other information
AUA (3), (5)	3,981,500	4,043,600	5,294,800
U.S. Wealth Management (including City National) (5)	752,700	756,300	700,100
U.S. Wealth Management (including City National) (US$ millions) (5)	542,800	573,500	513,700
Investor Services (5)	2,488,600	2,544,500	3,906,900
AUM (5)	1,058,900	1,086,800	991,500
Average AUA (3)	4,056,200	4,987,300	5,454,500
Average AUM	1,070,100	1,074,600	942,000
PCL on impaired loans as a % of average net loans and acceptances	0.24%	0.13%	0.04%
Number of employees (FTE)	25,196	25,537	26,150
Number of advisors (6)	6,169	6,239	6,158
Adjusted results (7)
Total revenue - adjusted	$4,430	$4,402	$4,287
Income before income taxes - adjusted	549	802	1,053
Net income - adjusted	392	663	822
U.S. Wealth Management (including City National) revenue - adjusted	2,109	1,969	2,068
U.S. Wealth Management (including City National) revenue (US$ millions) - adjusted	1,544	1,477	1,529
Key ratios – adjusted (7)
ROE - adjusted	6.3%	10.8%	14.8%
Pre-tax margin - adjusted	12.4%	18.2%	24.6%

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2023 vs Q4 2022	Q4 2023 vs Q3 2023
Increase (decrease):
Total revenue	$62	$43
PCL	2	4
Non-interest expense	53	51
Net income	5	(11)
Percentage change in average US$ equivalent of C$1.00	(1)%	(2)%
Percentage change in average British pound equivalent of C$1.00	(8)%	0%
Percentage change in average Euro equivalent of C$1.00	(8)%	0%

(1)

Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section of our 2023 Annual Report.

(2)	Amounts for the three months ended July 31, 2023 have been revised from those previously presented.
(3)

On July 3, 2023, we completed the partial sale of RBC Investor Services operations. The completion of the sale of the business of the U.K. branch of RBC Investor Services Trust and the RBC Investor Services business in Jersey remains subject to customary closing conditions, including regulatory approvals. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.

(4)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(5)	Represents period-end spot balances.
(6)	Represents client-facing advisors across all our Wealth Management businesses.
(7)

These are non-GAAP measures and non-GAAP ratios. During the year ended October 31, 2023, we recognized impairment losses of $177 million (pre-tax $242 million) on our interest in an associated company. For further details on this specified item, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Earnings Release.

Q4 2023 vs. Q4 2022

Net income decreased $607 million or 74% from a year ago, mainly due to the impact of the specified item relating to impairment losses on our interest in an associated company, higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National, and the impact of legal provisions. These factors were partially offset by higher average fee-based client assets reflecting market appreciation and net sales. Adjusted net income19 decreased $430 million or 52%.

Total revenue decreased $99 million or 2%, mainly due to the impact of the specified item relating to impairment losses on our interest in an associated company and reduced revenue following the partial sale of RBC Investor Services operations in the current year. These factors were partially offset by an increase in fee-based revenue, largely reflecting market appreciation and net sales and the inclusion of RBC Brewin Dolphin. Adjusted total revenue19 increased $143 million or 3%.

PCL increased $70 million, primarily in U.S. Wealth Management (including City National), largely due to higher provisions on impaired loans in the real estate and related and telecom and media sectors, which contributed to an increase of 20 bps in the PCL on impaired loans ratio.

Non-interest expense increased $577 million or 18%, primarily due to higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National. The impact of legal provisions and the inclusion of RBC Brewin Dolphin and related costs also contributed to the increase. These factors were partially offset by reduced expenses following the partial sale of RBC Investor Services operations.

Q4 2023 vs. Q3 2023

Net income decreased $448 million or 68% from last quarter, mainly due to the impact of the specified item relating to impairment losses on our interest in an associated company, the impact of legal provisions and the gain on the partial sale of RBC Investor Services operations in the prior quarter. These factors were partially offset by higher net interest income driven by higher interest rates. Adjusted net income19 decreased $271 million or 41%.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2023	July 31 2023	October 31 2022
Non-interest income
Net earned premiums	$1,121	$1,773	$908
Investment income, gains/(losses) on assets supporting insurance policyholder liabilities (1)	(593)	18	(334)
Fee income	61	57	70
Total revenue	589	1,848	644
PCL	-	-	-
Insurance policyholder benefits and claims (1)	16	1,295	42
Insurance policyholder acquisition expense	76	84	74
Non-interest expense	173	165	157
Income before income taxes	324	304	371
Net income	$289	$227	$268
Revenue by business
Canadian Insurance	$(89)	$1,184	$(130)
International Insurance	678	664	774
Key ratios
ROE	51.3%	40.7%	46.7%
Selected balance sheet information
Average total assets	$23,900	$24,100	$22,000
Other information
Premiums and deposits (2)	$1,297	$1,974	$1,071
Insurance claims and policy benefit liabilities	$11,966	$12,700	$11,511
Fair value changes on investments backing policyholder liabilities (1)	(667)	(99)	(440)
Number of employees (FTE)	2,781	2,887	2,731

(1)

Includes unrealized gains and losses on investments backing policyholder liabilities attributable to fluctuation of assets designated as fair value through profit or loss (FVTPL). The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in Insurance premiums, investment and fee income in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense (PBCAE).

(2)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.

Q4 2023 vs. Q4 2022

Net income increased $21 million or 8% from last year, mainly due to improved claims experience, a premium adjustment in the prior year, benefits from favourable reinsurance contract renegotiations and business growth. These factors were partially offset by lower favourable investment-related experience and higher capital funding costs.

Total revenue decreased $55 million or 9%, primarily reflecting the change in fair value of investments backing policyholder liabilities, which is largely offset in PBCAE as indicated below. This factor was partially offset by business growth across most products, including group annuity sales, and a premium adjustment in the prior year.

PBCAE decreased $24 million or 21%, primarily reflecting the change in fair value of investments backing policyholder liabilities, which is largely offset in revenue, improved claims experience and benefits from favourable reinsurance contract renegotiations. These

[19]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 11 to 13 of this Earnings Release.

factors were partially offset by lower favourable investment-related experience, business growth including group annuity sales and lower favourable annual actuarial assumption updates.

Non-interest expense increased $16 million or 10%, largely due to higher staff-related costs, including severance, and ongoing technology investments.

Q4 2023 vs. Q3 2023

Net income increased $62 million or 27% from last quarter, mainly due to favourable annual actuarial assumption updates and improved claims experience. These factors were partially offset by lower favourable investment-related experience.

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2023	July 31 2023	October 31 2022 (1)
Net interest income (2)	$729	$907	$1,099
Non-interest income (2)	1,835	1,772	1,406
Total revenue (2)	2,564	2,679	2,505
PCL on performing assets	25	51	20
PCL on impaired assets	112	158	13
PCL	137	209	33
Non-interest expense	1,678	1,620	1,679
Income before income taxes	749	850	793
Net income	$987	$949	$727
Revenue by business
Corporate & Investment Banking	$1,414	$1,275	$1,299
Global Markets	1,251	1,484	1,317
Other	(101)	(80)	(111)
Key ratios
ROE	14.1%	13.4%	10.0%
Selected balance sheet information
Average total assets	$1,140,600	$1,089,500	$1,126,400
Average trading securities	187,400	157,400	137,900
Average loans and acceptances, net	143,100	143,600	141,100
Average deposits	277,900	285,500	296,700
Other information
Number of employees (FTE)	7,253	7,775	7,017
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.44%	0.03%

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2023 vs Q4 2022	Q4 2023 vs Q3 2023
Increase (decrease):
Total revenue	$55	$51
PCL	2	4
Non-interest expense	35	19
Net income	18	28
Percentage change in average US$ equivalent of C$1.00	(1)%	(2)%
Percentage change in average British pound equivalent of C$1.00	(8)%	0%
Percentage change in average Euro equivalent of C$1.00	(8)%	0%

(1)

Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section of our 2023 Annual Report.

(2)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2023 was $117 million (July 31, 2023 – $113 million, October 31, 2022 – $142 million).

Q4 2023 vs. Q4 2022

Net income increased $260 million or 36% from a year ago, primarily due to lower taxes reflecting changes in earnings mix and higher revenue in Corporate & Investment Banking. These factors were partially offset by higher PCL and lower revenue in Global Markets.

Total revenue increased $59 million or 2%, mainly due to higher fixed income trading revenue, largely in the U.S., higher debt and equity origination across most regions, the impact of foreign exchange translation, as well as higher loan syndication activity in the U.S. These factors were partially offset by lower equity trading and foreign exchange trading revenue across all regions.

PCL increased $104 million, primarily reflecting higher provisions on impaired loans across most sectors, resulting in an increase of 28 bps in the PCL on impaired loans ratio.

Non-interest expense remained relatively flat, reflecting lower compensation costs as the prior year included higher true-ups related to our variable compensation plans. This was partially offset by the impact of foreign exchange translation and ongoing technology investments. Non-interest expense also reflects the inclusion of severance.

Q4 2023 vs. Q3 2023

Net income increased $38 million or 4% from last quarter, mainly due to lower taxes reflecting changes in earnings mix and lower PCL, mainly on impaired loans. Higher loan syndication activity, largely in the U.S., also contributed to the increase. These factors were partially offset by lower fixed income and equity trading revenue across most regions.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2023	July 31 2023	October 31 2022
Net interest income (loss) (1), (2)	$482	$270	$93
Non-interest income (loss) (1), (2), (3)	(515)	(273)	(381)
Total revenue (1), (3)	(33)	(3)	(288)
PCL	-	-	-
Non-interest expense (3)	133	259	(69)
Income (loss) before income taxes (1)	(166)	(262)	(219)
Income taxes (recoveries) (1)	(715)	(161)	(145)
Net income (loss)	$549	$(101)	$(74)

(1)	Teb adjusted.
(2)	Amounts for the three months ended July 31, 2023 have been revised from those previously presented.
(3)

Revenue for the three months ended October 31, 2023 included losses of $150 million (July 31, 2023 – gains of $129 million, October 31, 2022 – losses of $98 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $(128) million (July 31, 2023 – $118 million, October 31, 2022 – $(81) million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.

Total revenue and Income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in Income taxes (recoveries).

The teb amount for the three months ended October 31, 2023 was $117 million, compared to $113 million in the prior quarter and $142 million in the same quarter last year. For further discussion, refer to the How we measure and report our business segments section of our 2023 Annual Report.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q4 2023

Net income was $549 million, primarily due to a specified item relating to certain deferred tax adjustments of $578 million, as well as a favourable impact from tax-related items. These factors were partially offset by the after-tax impact of transaction and integration costs of $167 million relating to the planned acquisition of HSBC Canada, which is treated as a specified item.

Q3 2023

Net loss was $101 million, primarily due to transaction and integration costs of $84 million relating to the planned acquisition of HSBC Canada, which is treated as a specified item.

Q4 2022

Net loss was $74 million, primarily due to residual unallocated items and unfavourable tax adjustments.

For further details on specified items, refer to the Key performance and non-GAAP measures section of this Earnings Release.

Key performance and non-GAAP measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Return on common equity

We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital includes the capital required to underpin various risks as described in the Capital management section and amounts invested in goodwill and intangibles.

The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of our ROE calculations:

Calculation of ROE

	For the three months ended						For the year ended
	October 31, 2023						October 31, 2023
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$2,070	$200	$287	$970	$535	$4,062	$14,623
Total average common equity (1), (2)	$30,700	$23,600	$2,250	$27,250	$22,050	$105,850	$102,800
ROE (3)	26.7%	3.4%	51.3%	14.1%	n.m.	15.2%	14.2%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months and year ended October 31, 2023 with the corresponding periods in the prior year and the three months ended July 31, 2023. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings

Pre-provision pre-tax earnings is calculated as income (Q4 2023: $4,131 million; Q3 2023: $3,872 million; Q4 2022: $3,882 million; 2023: $14,866 million; 2022: $15,807 million) before income taxes (Q4 2023: $(60) million; Q3 2023: $761 million; Q4 2022: $979 million; 2023: $3,600 million; 2022: $4,302 million) and PCL (Q4 2023: $720 million; Q3 2023: $616 million; Q4 2022: $381 million; 2023: $2,468 million; 2022: $484 million). We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle.

Adjusted results

We believe that providing adjusted results and certain measures excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhance comparability with prior periods and enables readers to better assess trends in the underlying businesses. Specified items impacting our results for the three months and year ended October 31, 2023 and the three months ended July 31, 2023 are:

•	Impairment losses: reflects impairment losses on our interest in an associated company in the fourth quarter of 2023
•

Certain deferred tax adjustments: reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities in the fourth quarter of 2023

•

Canada Recovery Dividend (CRD) and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023

•	Transaction and integration costs relating to our planned acquisition of HSBC Bank Canada (HSBC Canada)

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2023 Annual Report.

Consolidated results, reported and adjusted

The following table provides a reconciliation of adjusted results to our reported results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures or ratios.

	As at or for the three months ended			For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2023	July 31 2023	October 31 2022 (1)	October 31 2023	October 31 2022 (1)
Total revenue	$13,026	$14,489	$12,567	$56,129	$48,985
PCL	720	616	381	2,468	484
Non-interest expense	8,143	7,861	7,209	31,173	26,609
Income before income taxes	4,071	4,633	4,861	18,466	20,109
Income taxes	(60)	761	979	3,600	4,302
Net income	$4,131	$3,872	$3,882	$14,866	$15,807
Net income available to common shareholders	$4,062	$3,812	$3,809	$14,623	$15,547
Average number of common shares (thousands)	1,399,337	1,393,515	1,386,925	1,391,020	1,403,654
Basic earnings per share (in dollars)	$2.90	$2.74	$2.75	$10.51	$11.08
Average number of diluted common shares (thousands)	1,400,465	1,394,939	1,388,548	1,392,529	1,406,034
Diluted earnings per share (in dollars)	$2.90	$2.73	$2.74	$10.50	$11.06
ROE (2)	15.2%	14.6%	15.6%	14.2%	16.4%
Effective income tax rate	-1.5%	16.4%	20.1%	19.5%	21.4%
Total adjusting items impacting net income (before-tax)	$537	$191	$68	$963	$256
Specified item: HSBC Canada transaction and integration costs (3)	203	110	-	380	-
Specified item: Impairment losses on our interest in an associated company (4)	242	-	-	242	-
Amortization of acquisition-related intangibles (5)	92	81	68	341	256
Total income taxes for adjusting items impacting net income	$703	$46	$16	$(254)	$65
Specified item: CRD and other tax related adjustments (3), (6)	-	-	-	(1,050)	-
Specified item: Certain deferred tax adjustments (3)	578	-	-	578	-
Specified item: Impairment losses on our interest in an associated company (4)	65	-	-	65	-
Specified item: HSBC Canada transaction and integration costs (3)	36	26	-	78	-
Amortization of acquisition-related intangibles (5)	24	20	16	75	65
Adjusted results (7)
Income before income taxes - adjusted	4,608	4,824	4,929	19,429	20,365
Income taxes - adjusted	643	807	995	3,346	4,367
Net income - adjusted	$3,965	$4,017	$3,934	$16,083	$15,998
Net income available to common shareholders - adjusted	$3,896	$3,957	$3,861	$15,840	$15,738
Average number of common shares (thousands)	1,399,337	1,393,515	1,386,925	1,391,020	1,403,654
Basic earnings per share (in dollars) - adjusted	$2.78	$2.84	$2.78	$11.39	$11.21
Average number of diluted common shares (thousands)	1,400,465	1,394,939	1,388,548	1,392,529	1,406,034
Diluted earnings per share (in dollars) - adjusted	$2.78	$2.84	$2.78	$11.38	$11.19
ROE - adjusted	14.6%	15.1%	15.8%	15.4%	16.6%
Adjusted effective income tax rate	14.0%	16.7%	20.2%	17.2%	21.4%

(1)	There were no specified items for the three months and year ended October 31, 2022.
(2)	ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)	During the fourth quarter of 2023, we recognized impairment losses on our interest in an associated company. This amount has been recognized in Wealth Management.
(5)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(6)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(7)

Effective the second quarter of 2023, we included HSBC Canada transaction and integration costs and amortization of acquisition-related intangibles as adjusting items for non-GAAP measures and non-GAAP ratios. Therefore, comparative adjusted results have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure.

Segment results, reported and adjusted

The following table provides a reconciliation of Wealth Management adjusted results to our reported results. The adjusted results and measures presented below are non-GAAP measures or ratios.

Wealth Management

	For the three months ended			For the year ended
	October 31 2023 (1)			October 31 2023 (1)
		Item excluded			Item excluded
		Specified			Specified
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	As reported	item (2)	Adjusted	As reported	item (2)	Adjusted
Total revenue	$4,188	$242	$4,430	$17,544	$242	$17,786
PCL	132	-	132	328	-	328
Non-interest expense	3,749	-	3,749	14,128	-	14,128
Net income before income taxes	307	242	549	3,088	242	3,330
Net income	$215	$177	$392	$2,427	$177	$2,604
Net income available to common shareholders	200	177	377	2,372	177	2,549
Total average common equity (3), (4)	23,600		23,600	24,050		24,050
Revenue by business
U.S. Wealth Management (including City National)	$1,867	$242	$2,109	$7,969	$242	$8,211
U.S. Wealth Management (including City National) (US$ millions)	1,369	175	1,544	5,908	175	6,083
Key ratios
ROE (5)	3.4%		6.3%	9.9%		10.6%
Pre-tax margin (6)	7.3%		12.4%	17.6%		18.7%

(1)	There were no specified items for the three months and year ended October 31, 2022.
(2)	Impairment losses on our interest in an associated company.
(3)	Total average common equity represents rounded figures.
(4)	The amounts for the segments are referred to as attributed capital.
(5)	ROE is based on actual balances of average common equity before rounding.
(6)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2023 (1)	July 31 2023 (2)	October 31 2022 (1)

Assets
Cash and due from banks	$61,989	$80,358	$72,397
Interest-bearing deposits with banks	71,086	87,650	108,011

Securities
Trading	190,151	176,603	148,205
Investment, net of applicable allowance	219,579	196,022	170,018
	409,730	372,625	318,223
Assets purchased under reverse repurchase agreements and securities borrowed	340,191	347,151	317,845

Loans
Retail	569,951	561,212	549,751
Wholesale	287,826	278,997	273,967
	857,777	840,209	823,718
Allowance for loan losses	(5,004)	(4,495)	(3,753)
	852,773	835,714	819,965
Segregated fund net assets	2,760	2,921	2,638

Other
Customers’ liability under acceptances	21,695	19,365	17,827
Derivatives	142,450	115,914	154,439
Premises and equipment	6,749	6,793	7,214
Goodwill	12,594	12,299	12,277
Other intangibles	5,907	5,892	6,083
Other assets	77,068	71,052	80,300
	266,463	231,315	278,140
Total assets	$2,004,992	$1,957,734	$1,917,219

Liabilities and equity

Deposits
Personal	$441,946	$434,047	$404,932
Business and government	745,075	736,730	759,870
Bank	44,666	44,894	44,012
	1,231,687	1,215,671	1,208,814
Segregated fund net liabilities	2,760	2,921	2,638

Other
Acceptances	21,745	19,407	17,872
Obligations related to securities sold short	33,651	36,653	35,511
Obligations related to assets sold under repurchase agreements and securities loaned	335,238	334,465	273,947
Derivatives	142,629	117,244	153,491
Insurance claims and policy benefit liabilities	11,966	12,700	11,511
Other liabilities	96,170	95,042	95,235
	641,399	615,511	587,567
Subordinated debentures	11,386	11,202	10,025
Total liabilities	1,887,232	1,845,305	1,809,044
Equity attributable to shareholders
Preferred shares and other equity instruments	7,314	7,330	7,318
Common shares	19,167	18,512	16,984
Retained earnings	84,328	82,011	78,037
Other components of equity	6,852	4,481	5,725
	117,661	112,334	108,064
Non-controlling interests	99	95	111
Total equity	117,760	112,429	108,175
Total liabilities and equity	$2,004,992	$1,957,734	$1,917,219

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2023 (1)	July 31 2023 (1)	October 31 2022 (1)	October 31 2023 (2)	October 31 2022 (2)

Interest and dividend income
Loans	$11,863	$11,219	$8,540	$43,463	$26,565
Securities	4,580	3,751	2,465	14,512	7,062
Assets purchased under reverse repurchase agreements and securities borrowed	6,428	6,063	2,941	22,164	5,447
Deposits and other	1,631	1,801	952	6,852	1,697
	24,502	22,834	14,898	86,991	40,771

Interest expense
Deposits and other	10,476	9,775	5,197	36,679	10,751
Other liabilities	7,299	6,599	3,308	24,517	7,015
Subordinated debentures	185	174	111	666	288
	17,960	16,548	8,616	61,862	18,054
Net interest income	6,542	6,286	6,282	25,129	22,717

Non-interest income
Insurance premiums, investment and fee income	589	1,848	644	5,675	3,510
Trading revenue	408	485	451	2,392	926
Investment management and custodial fees	2,106	2,099	1,900	8,344	7,610
Mutual fund revenue	1,014	1,034	1,010	4,063	4,289
Securities brokerage commissions	363	362	349	1,463	1,481
Service charges	548	529	512	2,099	1,976
Underwriting and other advisory fees	563	472	481	2,005	2,058
Foreign exchange revenue, other than trading	248	289	266	1,292	1,038
Card service revenue	302	334	310	1,240	1,203
Credit fees	411	342	337	1,489	1,512
Net gains (losses) on investment securities	2	27	(23)	193	43
Income (loss) from joint ventures and associates	(223)	(37)	24	(219)	110
Other	153	419	24	964	512
	6,484	8,203	6,285	31,000	26,268
Total revenue	13,026	14,489	12,567	56,129	48,985
Provision for credit losses	720	616	381	2,468	484
Insurance policyholder benefits, claims and acquisition expense	92	1,379	116	4,022	1,783

Non-interest expense
Human resources	4,701	4,794	4,383	18,971	16,528
Equipment	612	611	571	2,381	2,099
Occupancy	404	411	401	1,634	1,554
Communications	348	324	319	1,271	1,082
Professional fees	706	592	472	2,223	1,511
Amortization of other intangibles	369	369	354	1,487	1,369
Other	1,003	760	709	3,206	2,466
	8,143	7,861	7,209	31,173	26,609

Income before income taxes	4,071	4,633	4,861	18,466	20,109
Income taxes	(60)	761	979	3,600	4,302
Net income	$4,131	$3,872	$3,882	$14,866	$15,807

Net income attributable to:
Shareholders	$4,129	$3,870	$3,876	$14,859	$15,794
Non-controlling interests	2	2	6	7	13
	$4,131	$3,872	$3,882	$14,866	$15,807
Basic earnings per share (in dollars)	$2.90	$2.74	$2.75	$10.51	$11.08
Diluted earnings per share (in dollars)	2.90	2.73	2.74	10.50	11.06
Dividends per common share (in dollars)	1.35	1.35	1.28	5.34	4.96

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income

(Millions of Canadian dollars)	For the three months ended			For the year ended
	October 31 2023 (1)	July 31 2023 (1)	October 31 2022 (1)	October 31 2023 (2)	October 31 2022 (2)
Net income	$4,131	$3,872	$3,882	$14,866	$15,807
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(541)	(85)	(849)	(14)	(2,241)
Provision for credit losses recognized in income	(11)	(3)	(3)	(14)	(16)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	3	(21)	22	(131)	(12)
	(549)	(109)	(830)	(159)	(2,269)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	3,444	(1,878)	3,878	2,148	5,091
Net foreign currency translation gains (losses) from hedging activities	(1,383)	722	(1,292)	(1,208)	(1,449)
Reclassification of losses (gains) on foreign currency translation to income	-	(160)	-	(160)	(18)
Reclassification of losses (gains) on net investment hedging activities to income	-	146	-	146	17
	2,061	(1,170)	2,586	926	3,641
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	797	10	963	216	1,634
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	67	(7)	-	146	194
	864	3	963	362	1,828
Items that will not be reclassified subsequently to income:
Remeasurement gains(losses) on employee benefit plans (3)	(132)	147	92	(344)	821
Net gains(losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	299	(388)	390	(576)	1,747
Net gains (losses) on equity securities designated at fair value through other comprehensive income	26	-	(3)	44	50
	193	(241)	479	(876)	2,618
Total other comprehensive income (loss), net of taxes	2,569	(1,517)	3,198	253	5,818
Total comprehensive income (loss)	$6,700	$2,355	$7,080	$15,119	$21,625
Total comprehensive income attributable to:
Shareholders	$6,693	$2,356	$7,068	$15,110	$21,604
Non-controlling interests	7	(1)	12	9	21
	$6,700	$2,355	$7,080	$15,119	$21,625

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.
(3)	Includes $(9) million that was reclassified from other comprehensive income to retained earnings for the three months ended July 31, 2023 and the year ended October 31, 2023.

Consolidated Statements of Changes in Equity

	For the three months ended October 31, 2023 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$18,670	$7	$(158)	$82,011	$(1,967)	$4,556	$1,892	$4,481	$112,334	$95	$112,429
Changes in equity
Issues of share capital and other equity instruments	-	728	-	-	-	-	-	-	-	728	-	728
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares and other equity instruments	-	-	54	699	-	-	-	-	-	753	-	753
Purchases of treasury shares and other equity instruments	-	-	(70)	(772)	-	-	-	-	-	(842)	-	(842)
Share-based compensation awards	-	-	-	-	-	-	-	-	-	-	-	-
Dividends on common shares	-	-	-	-	(1,893)	-	-	-	-	(1,893)	-	(1,893)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(67)	-	-	-	-	(67)	(3)	(70)
Other	-	-	-	-	(45)	-	-	-	-	(45)	-	(45)
Net income	-	-	-	-	4,129	-	-	-	-	4,129	2	4,131
Total other comprehensive income (loss), net of taxes	-	-	-	-	193	(549)	2,056	864	2,371	2,564	5	2,569
Balance at end of period	$7,323	$19,398	$(9)	$(231)	$84,328	$(2,516)	$6,612	$2,756	$6,852	$117,661	$99	$117,760

	For the three months ended October 31, 2022 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,367	$5	$(275)	$76,466	$(1,527)	$3,108	$1,431	$3,012	$103,898	$100	$103,998
Changes in equity
Issues of share capital and other equity instruments	-	49	-	-	-	-	-	-	-	49	-	49
Common shares purchased for cancellation	-	(98)	-	-	(884)	-	-	-	-	(982)	-	(982)
Redemption of preferred shares and other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares and other equity instruments	-	-	50	1,034	-	-	-	-	-	1,084	-	1,084
Purchases of treasury shares and other equity instruments instruments	-	-	(60)	(1,093)	-	-	-	-	-	(1,153)	-	(1,153)
Share-based compensation awards	-	-	-	-	-	-	-	-	-	-	-	-
Dividends on common shares	-	-	-	-	(1,774)	-	-	-	-	(1,774)	-	(1,774)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(67)	-	-	-	-	(67)	(1)	(68)
Other	-	-	-	-	(59)	-	-	-	-	(59)	-	(59)
Net income	-	-	-	-	3,876	-	-	-	-	3,876	6	3,882
Total other comprehensive income (loss), net of taxes	-	-	-	-	479	(830)	2,580	963	2,713	3,192	6	3,198
Balance at end of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175

(1)	Derived from unaudited financial statements.

	For the year ended October 31, 2023 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175
Changes in equity
Issues of share capital and other equity instruments	-	2,080	-	-	1	-	-	-	-	2,081	-	2,081
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares and other equity instruments	-	-	515	3,659	-	-	-	-	-	4,174	-	4,174
Purchases of treasury shares and other equity instruments	-	-	(519)	(3,556)	-	-	-	-	-	(4,075)	-	(4,075)
Share-based compensation awards	-	-	-	-	4	-	-	-	-	4	-	4
Dividends on common shares	-	-	-	-	(7,443)	-	-	-	-	(7,443)	-	(7,443)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(236)	-	-	-	-	(236)	(21)	(257)
Other	-	-	-	-	(18)	-	-	-	-	(18)	-	(18)
Net income	-	-	-	-	14,859	-	-	-	-	14,859	7	14,866
Total other comprehensive income (loss), net of taxes	-	-	-	-	(876)	(159)	924	362	1,127	251	2	253
Balance at end of period	$7,323	$19,398	$(9)	$(231)	$84,328	$(2,516)	$6,612	$2,756	$6,852	$117,661	$99	$117,760

	For the year ended October 31, 2022 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$6,723	$17,728	$(39)	$(73)	$71,795	$(88)	$2,055	$566	$2,533	$98,667	$95	$98,762
Changes in equity
Issues of share capital and other equity instruments	750	99	-	-	(1)	-	-	-	-	848	-	848
Common shares purchased for cancellation	-	(509)	-	-	(4,917)	-	-	-	-	(5,426)	-	(5,426)
Redemption of preferred shares and other equity instruments	(150)	-	-	-	(5)	-	-	-	-	(155)	-	(155)
Sales of treasury shares and other equity instruments	-	-	552	4,922	-	-	-	-	-	5,474	-	5,474
Purchases of treasury shares and other equity instruments	-	-	(518)	(5,183)	-	-	-	-	-	(5,701)	-	(5,701)
Share-based compensation awards	-	-	-	-	2	-	-	-	-	2	-	2
Dividends on common shares	-	-	-	-	(6,946)	-	-	-	-	(6,946)	-	(6,946)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(247)	-	-	-	-	(247)	(5)	(252)
Other	-	-	-	-	(56)	-	-	-	-	(56)	-	(56)
Net income	-	-	-	-	15,794	-	-	-	-	15,794	13	15,807
Total other comprehensive income (loss), net of taxes	-	-	-	-	2,618	(2,269)	3,633	1,828	3,192	5,810	8	5,818
Balance at end of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the expected closing of the transaction involving HSBC Bank Canada, the expected closing of the transaction involving the U.K. branch of RBC Investor Services Trust and the RBC Investor Services business in Jersey, and includes statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2023 (the 2023 Annual Report), including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as such sections may be updated by subsequent quarterly reports. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2023 Annual Report, as may be updated by subsequent quarterly reports. Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our 2023 Annual Report at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for November 30, 2023 at 8:30 a.m. (EST) and will feature a presentation about our fourth quarter and 2023 results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217 or 866-696-5910, passcode: 3725409#). Please call between 8:20 a.m. and 8:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from November 30, 2023 until February 27, 2024 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode: 3344559#).

Media Relations Contact

Gillian McArdle, Senior Director, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Fiona McLean, Director, Financial Communications, fiona.mclean@rbc.com, 437-778-3506

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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